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20008876

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-42786

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Center Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 International Plaza, Suite 301
(No. and Street)

Nashville (City) Tennessee (State) 37217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia 732-713-9607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBMC, PC
(Name – *if individual, state last, first, middle name*)

201 Franklin Road, PO Box 1869 (Address) Brentwood (City) Tennessee (State) 37024 (Zip Code)

SEC Mail Processing

MAR 03 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Cuccia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Center Street Securities, Inc., as of February 28, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALERIA SALGADO
MY COMMISSION # GG 204259
EXPIRES: April 5, 2022
Bonded Thru Notary Public Underwriters

Gary Cuccia
Signature

Secretary / Treasurer
Title

State of Florida, County of Broward
Sworn and subscribed to before me by means of physical presence on this 28 day of February 2020 by Gary John Cuccia who presented Florida Drivers License as identification.

Valeria Salgado
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LBMC MAKE A GOOD BUSINESS BETTER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Center Street Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Center Street Securities, Inc. as of December 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Center Street Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Center Street Securities, Inc.'s management. Our responsibility is to express an opinion on Center Street Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Center Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on Page 15 has been subjected to audit procedures performed in conjunction with the audit of Center Street Securities, Inc.'s financial statements. The supplemental information is the responsibility of Center Street Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

We have served as Center Street Securities, Inc.'s auditor since 2014.

Brentwood, Tennessee
March 2, 2020

CENTER STREET SECURITIES

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL INFORMATION, AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

CONTENTS

	PAGE
FORM X-17A-5, PART III	1 - 2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 14
SUPPLEMENTAL INFORMATION – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	15
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16
EXEMPTION REPORTS	
Exemption from the Computation for Determination of Reserve Requirements Under Rule 15c3-3	17
Information for Possession or Control Requirements Under Rule 15c3-3 – Exemption Report	18

CENTER STREET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 1,414,900
Receivable from clearing broker	7,154
Commissions receivable	502,367
Receivable from insurance company	11,000
Investments	194,033
Software, net	13,580
Lease - right to use	296,458
Prepaid expenses and other assets	146,822
TOTAL ASSETS	$ 2,586,314

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 591,972
Settlement payable	5,000
Payable to Parent company for income taxes	37,123
Accrued expenses and other liabilities	155,186
Lease liability	298,778
TOTAL LIABILITIES	1,088,059
SHAREHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	8,000
Additional paid-in capital	292,041
Retained earnings	1,198,214
TOTAL SHAREHOLDER'S EQUITY	1,498,255
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,586,314

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Commissions	$ 11,383,532
Service fees	331,999
Non-securities insurance based product revenue	149,283
Dealer reallowance	1,381,038
Other revenue	24,334
TOTAL REVENUES	13,270,186
EXPENSES	
Commissions	10,035,234
Salaries, bonuses and benefits	1,264,403
Insurance and licensing fees	197,392
Brokerage, exchange and clearance fees	105,307
Occupancy and equipment	160,080
Technology	295,089
Travel and entertainment	64,733
Regulatory fees	36,821
Postage and delivery	85,138
Professional fees	293,361
Other expense	93,901
Settlement expense	150,000
TOTAL EXPENSES	12,781,459
INCOME BEFORE INCOME TAXES	488,727
PROVISION FOR INCOME TAXES	112,168
NET INCOME	$ 376,559

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE - BEGINNING OF YEAR	500	$ 8,000	$ 292,041	$ 1,021,655	$ 1,321,696
Net income	-	-	-	376,559	376,559
Dividends paid				(200,000)	(200,000)
BALANCE - END OF YEAR	500	$ 8,000	$ 292,041	$ 1,198,214	$ 1,498,255

See accompanying notes to the financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES	
Net income	$ 376,559
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization of computer software	17,000
Loss on investments	5,967
Lease - right to use	39,921
(Increase) decrease in operating assets:	
Commission receivable	140,869
Deposits with clearing brokers	7,070
Receivable from insurance company	352,000
Prepaid expenses and other assets	(22,283)
Decrease in operating liabilities:	
Commissions payable	(179,422)
Settlement payable	(383,000)
Income taxes payable	(90,398)
Accrued expenses and other liabilities	(9,241)
Lease liability	(37,600)
TOTAL ADJUSTMENTS	(159,117)
NET CASH PROVIDED BY OPERATING ACTIVITIES	217,442
FINANCING ACTIVITIES	
Dividends paid	(200,000)
INVESTING ACTIVITIES	
Investments	(200,000)
NET DECREASE IN CASH	(182,558)
CASH - BEGINNING OF YEAR	1,597,458
CASH - END OF YEAR	$ 1,414,900
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 285,083
Noncash right use asset / lease liability	$ 325,781

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on its books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, real estate investment trusts, and limited partnership and direct participation programs.

The Company is a wholly-owned subsidiary of Center Street Holdings, Inc. (the "Parent").

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits with clearing brokers

On August 13, 2009, the Company executed a secondary correspondent agreement with World Equity Group ("WEG"). WEG conducts business on a fully disclosed basis via a correspondent clearing agreement with Pershing, LLC. The Company has agreed to maintain a deposit account with Pershing, LLC in the amount of $5,000 in accordance with the clearing agreement.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date.

Advertising and market development

The primary costs incurred regarding advertising and market development are travel and entertainment expenses. Advertising and marketing development costs are expensed as incurred.

Commissions and other revenue and new accounting pronouncement

The Financial Accounting Standards Board issued a new standard ASC 606 on revenue recognition in May 2014, which is effective January 1, 2018. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services. Commissions income, receivable, expense, payable, and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for federal income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The Company is liable for state taxes.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

The consolidated federal income tax returns for 2017 and 2018 are open to examination. The Company files income tax returns in certain state jurisdictions. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Property, equipment and software

Property, equipment and software are reported at cost, net of accumulated depreciation and amortization, and include improvements that significantly add to productive capacity or extend useful lives. Costs of maintenance and repairs are charged to expense. When depreciable assets are disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain (except trade-ins) or loss is included in operations for the period. Gains on trade-ins are applied to reduce the cost of the new acquisition. Depreciation and amortization is recorded using the straight-line method over the assets' estimated useful lives, except for leasehold improvements, which are depreciated over the shorter of their estimated useful lives or the respective lease term.

Capitalized software is amortized over the life of the contact with the software vendor.

Recently adopted accounting pronouncements

Effective January 1, 2019 the Company implemented FASB accounting rule, ASC 842. ASC 842 requires that all leases other than short-term leases (less than 12 months in duration) are recorded on the balance sheet with a right-of-use asset as an offsetting liability. The new standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases – Targeted Improvements, which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the provisions of this guidance, including the optional transition method,

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

on January 1, 2019. Operating lease assets and corresponding lease liabilities were recognized on the Company's consolidated statements of financial condition. There was no material impact which required an adjustment to the opening balance of retained earnings.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2019 and February 28, 2019, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 – CONCENTRATION OF CREDIT RISK

Cash balances The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

Concentration of sales and revenue The Company uses different product sponsors. The percent of sales and revenue changes depending on the offering and market environment. The offerings of product sponsors are interchangeable, so as an offering is less attractive another from a different product sponsor may be substituted.

NOTE 4 – INVESTMENTS

The Company's holds certain investments in products that may have limited liquidity. The investments are marked to market at the last sales price or stated price of the investment provided by the product provider using fair value. As of December 31, 2019, investments had a total cost basis of $200,000, net of an unrealized loss of $6,198.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2019 the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Level 1 — The Company maintains balances in its investment accounts which can include money market funds, which are short term in nature with readily determinable values derived from active markets. Level 1 investments had a market value of $64,393 at December 31, 2019.

Level 2 — The Company's owns alternative investments which may have limited liquidity. The Company uses prices obtained from independent third-party pricing services or the product sponsors to measure the fair value of its investment securities. Level 2 securities had a market value of $129,640 at December 31, 2019.

NOTE 5 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following as of December 31, 2019:

Software	$ 22,640
Less accumulated amortization	(9,060)
	$ 13,580

NOTE 6 – INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2019:

Federal	$ 84,271
State	27,897
	$ 112,168

The actual income tax expense differs from the expected income tax expense due to non-deductible expense, including meals and entertainment and regulatory penalties.

NOTE 7 – LEASES

On January 1, 2019 the Company adopted ASC Topic 842, Leases ("Topic 842"). Results for reporting periods beginning after January 1, 2019 are presented under Topic 842 and there was no material impact which required an adjustment to the opening balance of retained earnings in the current period.

Lease Recognition

The Company determines if an arrangement is a lease or contains a lease at inception. In June 2019, the Parent entered into a 5 year lease for the headquarters in Nashville, Tennessee. The Company entered into an operating sublease agreement with the Parent for 80% of the lease and the financial statements reflect the sublease. The lease requires monthly payments of $6,250 which escalate annually on the anniversary date of the lease at a rate of 3% and expires in July 2024 with an option to renew for 2 years. At this time, it cannot be reasonably be determined if the Parent and / or the Company will exercise its renewal option.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. The lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The estimated borrowing rate used for determining the present value of future payments was 8%. Lease expense for the present value of payments is recognized on a straight-line basis over the lease term.

NOTE 7 – LEASES (Continued)

Rent expense totaled $124,108 for the year ended December 31, 2019. Rent expense includes payments incurred on month to month and short-term leases, defined as 12 months or less, and are not included in future commitments. Rent expense recognized related to short term leases were $83,000.

Future minimum rental payments under non-cancelable operating leases as of December 31, 2019 are as follows:

Year	Amount
2020	$ 76,130
2021	78,414
2022	80,766
2023	81,996
2024	42,309
	359,615
Less imputed interest	(60,837)
	$ 298,778

NOTE 8 – RELATED PARTY TRANSACTIONS

In 2019, total salaries and commissions included in operating expense earned by the sole shareholder of the Parent amounted to approximately $521,682.

The Company rents office space on a month to month basis from Thacker Properties, LLC, which is owned by the President, the sole shareholder of the Company. Rent expense and fees for the use of furniture and equipment under this arrangement amounted to approximately $18,000 for the year ended December 31, 2019.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had regulatory net capital of $1,132,819, which was $1,080,046 in excess of its required minimum of $52,773. The Company's percent of aggregate indebtedness to net capital ratio was 69.88%.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The customers of the Company enter into transaction to purchase investments that may have been recommended by the Company's registered representatives. The suitability of these investments, based on the customers investment objectives and risk profile, are evaluated and reviewed by the Company's compliance department. Theses investments are subject to market fluctuations and risks and occasionally a customer may be unsatisfied with the investment and commence arbitration or litigation proceeding against the Company. During 2019 the Company paid two settlements to customers totaling $150,000. The Company also repurchased approximately $200,000 of investments with limited liquidity from a customer as part of a settlement with customer.

CENTER STREET SECURITIES, INC.

SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2019

Net Capital	
Total stockholder's equity from the Statement of Financial Condition	$ 1,498,255
Nonallowable assets from the Statement of Financial Condition	(171,403)
Net capital before haircuts	1,326,852
Haircuts	(194,033)
Net capital	$ 1,132,819
Total aggregate indebtedness	$ 791,601
Computation of basic net capital requirement	
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 52,773
Excess net capital	$ 1,080,046
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$ 1,053,659
Percentage of aggregate indebtedness to net capital	69.88 %

The net capital computed above and the Company's computation of net capital on its December 31, 2019 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

LBMC MAKE A GOOD BUSINESS BETTER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Center Street Securities, Inc.:

We have reviewed management's statements, included in the accompanying exemption reports, in which (1) Center Street Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Center Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Center Street Securities, Inc. stated that Center Street Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Center Street Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Center Street Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LBMC, PC

Brentwood, Tennessee
March 2, 2020

CENTER STREET SECURITIES, INC.

EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2019

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

Gary Ceccia

Signature

Secretary / Treasurer

Title

CENTER STREET SECURITIES, INC.

INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS
UNDER RULE 15c3-3 – EXEMPTION REPORT

DECEMBER 31, 2019

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2019 without exception.

Gary Cuccia
Signature

Secretary / Treasurer
Title